

January 12, 2023

Diego Cabrera Canay
Chief Financial Officer
DLocal Limited
Dr. Luis Bonavita 1294
Montevideo, Uruguay 11300

    Re: DLocal Limited
        Form 20-F for Fiscal Year Ended December 31, 2021
        Filed May 2, 2022
        Response dated January 6, 2023
        File No. 001-40451

Dear Diego Cabrera Canay:

We have reviewed your January 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
5. Segment Reporting, page F-28

1. Your response to comment 4 and your proposed disclosures included in Exhibit D to your response indicate that material non-current assets in other countries are described in Note 20. However, we were unable to locate these disclosures in Note 20. Please advise or revise.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services